EXHIBIT 99.1
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        CANADIAN NATURAL RESOURCES LIMITED FILES ANNUAL INFORMATION FORM
            CALGARY, ALBERTA - APRIL 23, 2004 - FOR IMMEDIATE RELEASE




Canadian Natural Resources Limited ("Canadian Natural") today filed its Annual Information Form for the year ended December 31, 2003, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The report can be accessed electronically on SEDAR at WWW.SEDAR.COM. The report can also be accessed electronically at our website at WWW.CNRL.COM or by e-mailing INVESTOR.RELATIONS@CNRL.COM.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:





                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:                 (403) 514-7777                               ALLAN P. MARKIN         JOHN G. LANGILLE
FACSIMILE:                 (403) 517-7370                                      Chairman                President
EMAIL:                     investor.relations@cnrl.com
WEBSITE:                   www.cnrl.com                                   STEVE W. LAUT          COREY B. BIEBER
TRADING SYMBOL - CNQ:      Toronto Stock Exchange               Chief Operating Officer                 Director
                           New York Stock Exchange                                            Investor Relations





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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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